Form 12b-25 (Official Text)

Facing Page
Part 1--REGISTRANT INFORMATION
Part II--Rules 12b-25(b) AND (c)
Part III--NARRATIVE
Part IV--OTHER INFORMATION
General Instructions

                     FORM 12b-25 NOTIFICATION OF LATE FILING


                                                                 SEC FILE NUMBER
                                                                 000-21632
                                                                 CUSIP NUMBER
                                                                 288398100
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Check One): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR For Period Ended: September 30, 2000
                  --------------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ______________________
Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commissions has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART 1--REGISTRANT INFORMATION (Official Text)

Ellett Brothers, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant:


--------------------------------------------------------------------------------
Former Name if Applicable

267 Columbia Avenue
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Chapin, South Carolina  29036
--------------------------------------------------------------------------------
City, State and Zip Code

PART II--Rules 12b-25(b) AND (c) (Official Text)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]    (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b)      The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]    (c)      The accountant's statement or other exhibit required by
                Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE (Official Text)

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The filing of Form 10-Q for the quarter ended September 30, 2001 by Ellett Brothers, Inc., is delayed as a result of the unforeseen failure to consummate the Company's pending "going private" transaction, as described in the Company's definitive proxy statement on Schedule 14A, filed with the SEC on September 26, 2001 and its Second Amendment to Schedule 13E-3 (Rule 13e-100) filed with the SEC on August 22, 2001.

Rule 10-01(d) of Regulation S-X requires that interim financial statements included in quarterly reports on Form 10-Q be reviewed by an independent public accountant prior to filing. The Company had anticipated, however, that its "going private" transaction would be consummated in advance of the filing deadline for its Form 10-Q for the quarter ended September 30, 2001. Because of the unforeseen delay in the consummation of the "going private" transaction, the Company did not obtain the review by PricewaterhouseCoopers, LLP of the Company's interim financial statements for the quarter ended September 30, 2001 prior to the SEC filing deadline. PricewaterhouseCoopers, LLP, with the assistance of the Company, is diligently working on the review of the interim financial statements.

A statement concerning this delay from the Company's auditors is included in this filing as an exhibit. The delay in this filing of Form 10-Q could not be eliminated without unreasonable effort or expense.

PART IV--OTHER INFORMATION (Official Text)

(1) Name and telephone number of person to contact in regard to this notification

           George E. Loney                         (803)           345-3751
         -----------------------------------    --------------------------------
         (Name)                                 (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

         -----------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? [ ] Yes [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         -----------------------------------------------------------------------

 Ellett Brothers, Inc.
-------------------------------------------------------
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   November 15, 2001                           By:   /s/ GEORGE E. LONEY
      ----------------------                            ------------------------
                                                        George E. Loney
                                                        Chief Financial Officer

                             EXHIBIT TO FORM 12b-25



November 15, 2001

Mr. George E. Loney, CFO
Ellett Brothers, Inc.
267 Columbia Avenue
Chapin, SC 29036

Dear Mr. Loney:

You have furnished us with a copy of your "Notification of Late Filing" on Form 12b-25 dated November 15, 2001.

We are in agreement with the comments under Part III of the Form with respect to the reasons why we were unable to complete our review of the interim financial statements of Ellett Brothers, Inc. on or before the date the Form 10-Q of Ellett Brothers, Inc. for the quarter ended September 30, 2001 was required to be filed.

Very truly yours,

/s/PricewaterhouseCoopers, LLP



PricewaterhouseCoopers, LLP